Exhibit 99.1

Press Release

London, September 28, 2015—VTTI ENERGY PARTNERS LP (“VTTI” or the “Partnership”) (NYSE: VTTI) ANNOUNCES PRICING OF SENIOR UNSECURED NOTES

VTTI Energy Partners LP today announced that its indirect subsidiary, VTTI MLP B.V. (“VTTI Operating”) has priced a series of senior unsecured notes (the “Notes”) for a US Dollar amount of $245 million and for a EURO amount of €180 million with a weighted average fixed coupon rate of 3.9%. These notes have maturities of 7, 10, and 12 years, with a weighted average maturity of approximately 10 years. The offering is expected to settle in December 2015 and is subject to customary closing conditions.

The proceeds from any issuance of the Notes will be used to repay a portion of VTTI Operating’s existing €580 million revolving credit facility (the “VTTI Operating Revolving Credit Facility”).

Rob Abbott, Chief Financial Officer of the general partner of VTTI commented, “This transaction is a great milestone for VTTI and reflects the confidence our investors have in our business and its stability going forwards. This transaction achieves our objectives of extending and spreading our debt maturity profile at an attractive financing cost.”

Citigroup Global Markets Inc. acted as lead placement agent, with Rabobank and ING Financial Markets LLC as co-placement agents.

Additional Information

The Notes have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) or the securities laws of any other state or jurisdiction, and may not be offered or sold without registration or an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable securities laws.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

About VTTI Energy Partners LP

VTTI Energy Partners LP is a fee-based, growth-oriented limited partnership, formed to own, operate, develop and acquire refined petroleum product and crude oil terminaling, and related energy infrastructure assets on a global scale. The Partnership’s assets include interests in a broad-based portfolio of six terminals that are strategically located in key energy hubs throughout the world with a combined total storage capacity of 35.5 million barrels / 5.6 million m3 capacity.

The Partnership’s common units trade on the New York Stock Exchange under the symbol “VTTI.”

Forward Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The reader is cautioned not to rely on these forward-looking statements. All statements, other than statements of historical facts, that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, including, without limitation, future operating or financial results and future revenues and expenses, future, pending or recent acquisitions, general market conditions and industry trends, the financial condition and liquidity, cash available for distribution and future capital expenditures are forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. Risks and uncertainties include, but are not limited to, such matters as: future operating or financial results and future revenues and expenses; our future financial condition and liquidity; significant interruptions in the operations of our customers; future supply of, and demand for, refined petroleum products and crude oil; our ability to renew or extend terminaling services agreements; the credit risk of our customers; our ability to retain our key customers, including Vitol; operational hazards and unforeseen interruptions, including interruptions from terrorist attacks, hurricanes, floods or severe storms; volatility in energy prices; competition from other terminals; changes in trade patterns and the global flow of oil; future or pending acquisitions of terminals or other assets; business strategy, areas of possible expansion and expected capital spending or operating expenses; the ability of our customers to obtain access to shipping, barge facilities, third party pipelines or other transportation facilities; maintenance or remediation capital expenditures on our terminals; environmental and regulatory conditions, including changes in such laws relating to climate change or greenhouse gases; health and safety regulatory conditions, including changes in such laws; costs and liabilities in responding to contamination at our facilities; our ability to obtain financing; restrictions in our credit facilities, including expected compliance and effect of restrictive covenants in such facilities; fluctuations in currencies and interest rates; the adoption of derivatives legislation by Congress; our ability to retain key officers and personnel; the expected cost of, and our ability to comply with, governmental regulations and self-regulatory organization standards, as well as standard regulations imposed by our customers applicable to our business; risks associated with our international operations; compliance with the U.S. Foreign Corrupt Practices Act or the U.K. Bribery Act; risks associated with our potential business activities involving countries, entities, and individuals subject to restrictions imposed by U.S. or other governments; and tax liabilities associated with indirect taxes on the products we service. A further list and description of these risks, uncertainties and other factors can be found in our Annual Report filed on Form 20-F which was filed with the United States Securities Exchange Commission on April 30, 2015 and is available via the SEC’s website at www.sec.gov. VTTI undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

Contacts:

VTTI Energy Partners LP

Robert Abbott, Chief Financial Officer

+44 20377 20110

Hill + Knowlton Strategies New York

Peter Poulos, +1 212 885 0588

Hill + Knowlton Strategies Amsterdam,

Tanno Massar, +31 20 4044707